Filed Pursuant to Rule 433
Registration No. 333-134553

Lehman Brothers Holdings Inc.

3M LIBOR Floating Rate Notes due January 12, 2012

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+/A+
Principal Amount:	$1,250,000,000.00
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	100% of principal amount
Settlement Date:	January 12, 2007
Maturity Date:	January 12, 2012
Coupon:	3-month LIBOR (Telerate Page 3750) plus 0.23%
Interest Payment Dates:	Quarterly on the 12th of each January, April, July and October commencing on April 12, 2007
Interest Determination Dates:	Two London banking days prior to the first day of the relevant interest period
Day Count :	Actual/360
Business Day Convention:	Modified Following, Adjusted
CUSIP:	52517PR78
Denominations:	$1,000
Underwriters:	Lehman Brothers 91% (bookrunner)
Williams Capital Group (1%)
Utendahl Capital Partners, L.P. (1%)
Loop Capital (1%)
Ramirez Co. Inc. (1%)
Siebert Capital Markets (1%)
M.R. Beal & Company (1%)
Doley Securities (1%)
Castleoak (1%)
Guzman (1%)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.